Exhibit 99.1

Changes in the Supervisory Board of BioNTech SE and Voting Results from the Annual General Meeting 2023

•Baroness Nicola Blackwood newly appointed to Supervisory Board; Michael Motschmann and Ulrich Wandschneider, Ph.D. reappointed
•Prof. Christoph Huber, M.D., leaves BioNTech’s Supervisory Board upon reaching retirement age limit; he will become a member in BioNTech’s scientific advisory board
•Shareholders passed all other resolutions of the Annual General Meeting

MAINZ, Germany, May 25, 2023 (GLOBE NEWSWIRE) —BioNTech SE (Nasdaq: BNTX, “BioNTech” or the “Company”) held its Annual General Meeting (“AGM”) today, May 25, 2023. Baroness Nicola Blackwood was newly elected to the Supervisory Board by shareholders with a majority of 99.56 per cent. She succeeds Prof. Christoph Huber, M.D., who leaves BioNTech’s Supervisory Board after reaching the retirement age limit set by the Supervisory Board.

“As one of the co-founders, Christoph Huber was a long-term advocate and a key pillar of BioNTech’s vision right from the start. However, his contributions go far beyond the company. He is an important figure in oncology and the international scientific community in the field of cancer immunotherapy. We are pleased that Christoph Huber will remain a member of BioNTech’s scientific advisory board,” said Helmut Jeggle, Chairman of the Supervisory Board of BioNTech. “We are pleased that Baroness Blackwood will strengthen BioNTech’s Supervisory Board. She has exceptionally strong strategic and analytical skills, particularly in the areas of science and innovation, both of which are relevant for BioNTech. In this respect, she ideally complements the competence profile of the Supervisory Board.”

Baroness Blackwood is Chair of Oxford University Innovation, Director of Blackwood Intelligence Limited and Chair of Genomics England as well as an independent consultant. In addition, she is a member of the House of Lords, the upper chamber of the Parliament of the United Kingdom.

The terms of office of Michael Motschmann and Ulrich Wandschneider, Ph.D., ended at the close of today’s AGM and they were reappointed by shareholders. Michael Motschmann was reappointed with a majority of 97.88 per cent and Ulrich Wandschneider, Ph.D., with 99.57 per cent. Baroness Nicola Blackwood, Michael Motschmann and Ulrich Wandschneider, Ph.D., will be appointed until the AGM 2027.

In addition, all other resolutions of today’s AGM were passed by the shareholders.

About BioNTech
Biopharmaceutical New Technologies (BioNTech) is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bispecific immune checkpoint modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma and Pfizer.
For more information, please visit www.BioNTech.com.

Forward-Looking Statements
This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning the potential benefits of appointed Supervisory Board members. Any forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

For a discussion of these and other risks and uncertainties, see BioNTech’s Quarterly Report on Form 6-K for the quarter ended March 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”) on May 8, 2023, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

CONTACTS

Investor Relations
Victoria Meissner, M.D.
+1 617 528 8293
Investors@biontech.de

Media Relations
Jasmina Alatovic
+49 (0)6131 9084 1513
Media@biontech.de
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